Exhibit 11

OURPET’S COMPANY AND SUBSIDIARIES

STATEMENT OF COMPUTATION OF NET (LOSS) PER SHARE

	Three Months Ended June 30,		Six Months Ended June 30,
	2003	2002	2003	2002

Net loss	$(148,263)	$(155,690)	$(138,124)	$(273,684)

Preferred Stock dividend requirements	(17,701)	(19,571)	(35,208)	(38,927)

Net loss attributable to common stockholders	$(165,964)	$(175,261)	$(173,332)	$(312,611)

Weighted average number of common shares outstanding	11,188,297	11,048,797	11,188,297	11,033,714

Net loss per common share	$(0.02)	$(0.02)	$(0.02)	$(0.03)